Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 15, 2010

iPath

iPath Exchange Traded Notes

iPath® US Treasury Long Bond Bear ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees. The iPath® US Treasury Long Bond Bear ETN is inversely linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM (the “Index”). The index employs a strategy that seeks to capture returns that are potentially available from weighted “long” position in relation to U.S. Treasury bond futures contracts.

NOTE DETAILS INDEX COMPOSITION*

Ticker DLBS Long Positions

Intraday Indicative Value Ticker DLBS.IV CBOT 30YR UST 100% September 2010

Bloomberg Index Ticker BXIITEUS CUSIP 06740L444 Primary Exchange NYSE Arca Investor Fee* 0.75%2 Index Multiplier** –$0.10

Inception Date 08/09/2010 * The weighting specified for each Treasury futures contract underlying the Index Maturity Date 08/13/2020 is expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking Index Barclays Capital Long Bond US Treasury Futures into account the investor fee and other costs.

Targeted Exposure IndexTM

Source: Barclays Capital as of 07/30/2010.

* The investor fee on the inception date of the ETNs will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the Yearly Fee (0.75%) times the closing indicative note value of the ETNs on the immediately preceding calendar day, divided by 365. CLOSING INDICATIVE NOTE VALUE CALCULATION*

** The effect of the index multiplier is to adjust and invert the rate at which the value of Published end-of-day to data Yesterday’s ETN Value the ETNs changes in response to changes in the underlying Index level. The index providers such as Bloomberg multiplier is set at a negative value in order for the ETNs to generate a positive return plus in response to a decrease in the Index level and to generate a negative return in response to an increase in the Index level, as applicable. As a result of the index 1. Index Peformance Daily change in level of the underlying index multiplier, and before taking into account the investor fee and other costs, each ETN will record a $0.10 gain or loss for every 1.00 point decrease or increase, respectively, times in the level of the Index. Fixed multiplier of –$0.10 converts and

2. Index Multiplier inverts index performance into changes plus in the ETN value

ISSUER DETAILS

3. Daily Interest Interest accrues in the favor of the Barclay’s Bank PLC long-term, unsecured obligations* investor based on a T-bills rate S&P Rating AA- minus An annual fee of $0.75 p.a. accrues

4. Daily fee

Moody’s Rating Aa3 on a daily basis2 equals

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. rrThe iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. Reference value for ETN

Today’s ETN Value

* We have not obtained a rating from any rating organization with respect to the iPath creates/redeems that day ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating *Investors should refer to the relevant prospectus for further details on how the is subject to revision or withdrawal at any time by the assigning rating organization, ETN value is calculated, as well as for other important details and risk factors. and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

1 In order to exercise the right to early redemption, investors must redeem at least 50,000 units of the iPath® US Treasury Long Bond Bear ETN directly to the issuer, Barclays Bank PLC, on the relevant specified early redemption date, subject to the procedures described in the relevant prospectus.

2 In addition, on each “roll day” for the relevant Treasury futures contracts underlying the Index, $0 0 .005 ..01 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.

iPath® US Treasury Long Bond Bear ETN

TOTAL RETURNS

(as of 7/31/10) (all values in percentages) QUARTER 6-MONTH 1-YEAR SINCE NOTE RETURN % RETURN % RETURN % INCEPTION % iPath® US Treasury Long Bond Bear ETN N/A N/A N/A N/A Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM N/A N/A N/A N/A S&P 500® Index –6.69% 3.61% 13.7.8401% N/A Barclays Capital U.S. Aggregate Bond Index 3.52% 4.85% 8.1.9107% N/A Sources: S&P, Barclays Capital, Bloomberg. Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Investing in ETNs is not equivalent to investing directly in the U.S. Treasury bond futures contracts underlying the Index, or an investment in the Index itself (if such investment were possible). Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com. THE INDEX OBJECTIVE The Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM seeks to produce returns that track movements in response to an increase or decrease, as applicable, in the yields available to investors purchasing long-dated U.S. Treasury bonds (which are U.S. Treasury bonds with a remaining term to maturity of 15 years or more). The level of the Index is designed to increase in response to a decrease in long-dated U.S. Treasury bond yields and to decrease in response to an increase in long-dated U.S. Treasury bond yields. To accomplish this objective, the performance of the Index tracks the returns of a notional investment in a weighted “long” position in relation to U.S. Treasury Bond futures contracts, as traded on the Chicago Board of Trade (“Long Bond futures contracts”). As the ETNs are inversely linked to the performance of the Index, the ETNs are expected to increase in value in response to a decrease in the Index level and to decrease in value response to an increase in the Index level, as applicable. Please see the applicable prospectus for a description of how the relevant Long Bond yield is calculated in relation to the performance of the Long Bond futures contracts underlying the Index, and the corresponding risk of an investment in the ETNs. An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. HISTORICAL 30-YEAR U.S. TREASURY BOND (6/30/2000 - 6/30/2010) 9% 8% 7% 6% D 5% L E I 4% Y 3% 2% 1% 0% 6/30/2006 6/30/200 7 6/30/2008 6/30/2009 6/30/2010 Sources: U.S. Treasury Department. The index only approximates, and does not guarantee, its objective in relation to the yields on long-dated U.S. Treasury bonds. Please refer to the risk factors in the applicable prospectus for a summary of risks and other factors that may prevent the index from achieving its objective, or that may negatively affect the performance of the ETNs. Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. An investment in iPath ETNs inversely linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is subject to risks associated with fluctuations, particularly an increase, in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors. There is no guarantee that the respective index level will decrease or increase by 1.00 point for every 0.01% increase or decrease, respectively, in the Long Bond yield. Market prices for Long Bond Treasury futures contracts may not capture precisely the underlying changes in the Long Bond yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus. Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is a trademark of Barclays Bank PLC. ©2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0282-0910 iP-0263 0810 iP-3051-09RB-7/10 Not FDIC Insured No Bank Guarantee May Lose Value FIND YOUR iPATH 1–866-486-4874 www.iPathETN.com iPath BARCLAYS